UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Jabil Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-14063	38-1886260
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

10800 Roosevelt Boulevard North
St. Petersburg, Florida 33716
(Address of principal executive offices) (Zip code)

Susan Wagner-Fleming
Senior Vice President,
Corporate Secretary
(727) 225-4422
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
 ☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
 ☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________.

Section 1 – Conflict Minerals Disclosure
Item 1.01. Conflict Minerals Disclosure and Report.
A Conflict Minerals Report is provided as an exhibit to this Form SD and is available on our website: https://investors.jabil.com/financials/sec-filings/. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.
Information concerning conflict minerals from recycled or scrap sources that may be contained in the in-scope products that we manufactured is included in the Conflict Minerals Report and is incorporated into this Form SD by reference.
Item 1.02. Exhibit.
The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01. Resource Extraction Issuer Disclosure and Report.
Not applicable.
Section 3 – Exhibits
Item 3.01. Exhibits.
Exhibit 1.01 – Conflict Minerals Report for the calendar year ended December 31, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

JABIL INC.

By:	/s/ Gregory B. Hebard	Date: May 26, 2026
Gregory B. Hebard
Chief Financial Officer